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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DE RIGO S.p.A.

(Name of Issuer)

Ordinary Shares, par value 0.26 per share
and
American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

245334107

(CUSIP Number)

William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
London EC2V 5EH, England
+44 207 614 2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 245334107			Page 2 of 8

1.	Name of Reporting Person: DR 3 S.r.l.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):* BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,716,196

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,716,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,716,196

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row (11): 20.5%

14.	Type of Reporting Person (See Instructions):* CO

CUSIP No. 245334107			Page 3 of 8

1.	Name of Reporting Person: Ennio De Rigo		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):* BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Italian

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 400,000

		8.	Shared Voting Power: 40,585,696

		9.	Sole Dispositive Power: 400,000

		10.	Shared Dispositive Power: 40,585,696

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,985,696

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):* ☑

13.	Percent of Class Represented by Amount in Row (11): 96.5%

14.	Type of Reporting Person (See Instructions):* IN

CUSIP No. 245334107			Page 4 of 8

1.	Name of Reporting Person: Walter De Rigo		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):* BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Italian

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 400,000

		8.	Shared Voting Power: 40,585,696

		9.	Sole Dispositive Power: 400,000

		10.	Shared Dispositive Power: 40,585,696

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,985,696

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):* ☑

13.	Percent of Class Represented by Amount in Row (11): 96.5%

14.	Type of Reporting Person (See Instructions):* IN

CUSIP No. 245334107			Page 5 of 8

1.	Name of Reporting Person: De Rigo Holding B.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):* BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 40,585,696

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 40,585,696

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,585,696

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row (11): 95.5%

14.	Type of Reporting Person (See Instructions):* CO

CUSIP No. 245334107	SCHEDULE 13D	Page 6 of 8

Item 1.	Security and Issuer.
     This Amendment No. 1 (this “Amendment”) relates to the Ordinary Shares, par value €0.26 per share (the “Ordinary Shares”), and American Depositary Shares, each representing one Ordinary Share (the “ADSs”), of De Rigo S.p.A., an Italian stock corporation (“De Rigo”). The principal executive offices of De Rigo are located at Zona Industriale Villanova, No. 12, 32013 Longarone (BL), Italy. This Amendment is being filed by DR 3 S.r.l. (“DR 3”), Ennio De Rigo, Walter De Rigo (together with Ennio De Rigo, the “De Rigo Brothers”) and De Rigo Holding B.V. (“De Rigo Holding,” and together with DR 3 and the De Rigo Brothers, the “Reporting Persons”) to amend their initial disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which, in accordance with Instruction H to the General Instructions to Schedule TO, constituted part of their combined Schedule TO and Schedule 13E-3, initially filed on August 4, 2005, as amended, including by Amendment No. 4 (the final amendment) filed on September 20, 2005 (the “Combined Schedule”).

Item 3.	Source and Amount of Funds or Other Consideration.
     DR 3 has acquired 346,700 ADSs in open market purchases beginning on October 4, 2005, for an aggregate amount equal to approximately $3 million. The funds used for such purchases were obtained from borrowings under the credit facility, dated July 28, 2005, among DR 3, De Rigo Holding, as guarantor, and Banca Intesa S.p.A., previously filed as an exhibit to the Combined Schedule.

Item 4.	Purpose of Transaction.
     As described in the Combined Schedule, the Reporting Persons intend, to the extent possible, to purchase the entire equity interest in De Rigo that is not already owned by them and to cause De Rigo to cease to be a publicly traded company through delisting of the ADSs on the NYSE and deregistration under the Exchange Act. The Reporting Persons also intend to cause De Rigo to terminate the deposit agreement relating to the ADSs in accordance with its terms. On September 20, 2005, De Rigo Holding announced the final results of the tender offer by its subsidiary DR 3 and that the Reporting Persons owned approximately 97% of the outstanding share capital of De Rigo. The purpose of the purchases made by the Reporting Persons from September 20, 2005, through November 3, 2005, which are described in detail in Item 5(c) below, was to acquire additional Ordinary Shares and ADSs remaining outstanding following the tender offer. The Reporting Persons intend to continue purchasing Ordinary Shares and ADSs to the extent they are available at prices at or below the price paid in the tender offer (taking into account and deducting the extraordinary dividend described below in connection with any such purchases after the record date for such dividend) until the delisting and deregistration processes are complete.
     On November 18, 2005, the De Rigo Board of Directors approved delisting of the ADSs on the NYSE and deregistration under the Exchange Act. The De Rigo Board of Directors also approved the distribution to shareholders of approximately €70 million from reserves in the form of an extraordinary dividend to shareholders of record as of December 16, 2005. These items will be submitted to De Rigo’s shareholders for approval on December 13, 2005. The Reporting Persons intend to vote in favor of such actions. A copy of the press release issued by De Rigo in respect of the above matters is incorporated by reference herein.

CUSIP No. 245334107	SCHEDULE 13D	Page 7 of 8

Item 5.	Interest in Securities of the Issuer.
     (a)-(b) DR 3 currently directly beneficially owns 8,716,196 Ordinary Shares (approximately 20.5% of the 42,486,776 Ordinary Shares outstanding at this time), and De Rigo Holding currently directly beneficially owns 31,869,500 Ordinary Shares and, by virtue of its ownership of DR 3, may be deemed to share beneficial ownership of the Ordinary Shares owned by DR 3 (in the aggregate, approximately 95.5% of the Ordinary Shares outstanding at this time). The De Rigo Brothers, by virtue of their ownership and control of De Rigo Holding and, through De Rigo Holding, DR 3, share beneficial ownership of these 40,585,696 Ordinary Shares. All ADSs owned by DR 3 and De Rigo Holding have been cancelled and the underlying Ordinary Shares withdrawn from the ADS program.
     Mr. Ennio De Rigo directly and beneficially owns 400,000 Ordinary Shares (approximately 0.9% of the Ordinary Shares outstanding at this time) and has the sole power to vote and the sole power to dispose of these 400,000 Ordinary Shares.
     Mr. Walter De Rigo directly and beneficially owns 400,000 Ordinary Shares (approximately 0.9% of the Ordinary Shares outstanding at this time) and has the sole power to vote and the sole power to dispose of these 400,000 Ordinary Shares.
     Each of the De Rigo Brothers disclaims beneficial ownership of the 400,000 Ordinary Shares held directly by the other De Rigo Brother.
     Thus, as of the date hereof, the Reporting Persons collectively own, in the aggregate, 41,385,696 Ordinary Shares, which constitute approximately 97.4% of De Rigo’s outstanding share capital.
     (c) Certain information with respect to each transaction in the ADSs since September 20, 2005 (the date of the initial filing of the Schedule 13D) is set forth in Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Purchases of ADSs from September 20, 2005, through November 3, 2005.

Exhibit 2	Text of Press Release Issued by De Rigo on November 18, 2005.

CUSIP No. 245334107	SCHEDULE 13D	Page 8 of 8
Signature
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: November 18, 2005

DR 3 S.r.l.
By:	/s/ Massimo De Rigo
Name:	Massimo De Rigo
Title:	Managing Director

De Rigo Holding B.V.
By:	/s/ Colin Longhurst
Name:	Colin Longhurst
Title:	Managing Director

Ennio De Rigo
/s/ Ennio De Rigo

Walter De Rigo
/s/ Walter De Rigo

CUSIP No. 245334107	SCHEDULE 13D
Exhibit Index

Exhibit 1	Purchases of ADSs from September 20, 2005, through November 18, 2005.

Exhibit 2	Text of Press Release Issued by De Rigo on November 18, 2005.